Mail Stop 6010   November 28, 2007

Julio C. Esquivel, Esquire
Shumaker, Loop & Kendrick LLP
101 East Kennedy Boulevard, Suite 2800
Tampa, Florida 33602

       Re: Geopharma, Inc.
          Registration statement on Form S-3
          File No. 333-142369

Dear Mr. Esquivel:

We have reviewed your email of November 13, 2007 and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. The ownership calculations indicate Carnegie Capital owned 582,537 shares on March 31, 2007. Item 12 of your most recent Form 10-K indicates Carnegie Capital owns 911,552 shares. Please explain the circumstances for this discrepancy, including when the additional shares were acquired by Carnegie Capital.

2. Please explain why the beneficial ownership table in the amendment to your Form S-4 filed July 3, 2007, does not reflect Whitebox Pharmaceutical Growth Fund as a 5% shareholder.

* * * * *

Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments or any other matters, please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director